SECURITIES AND EXCHANGE
COMMISSION
                             WASHINGTON, D.C. 20549



                    Under the Securities Exchange Act
of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES
13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT
OF 1934


                            Horizon Pharmacies, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of
Securities)



                                    439902107
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |_| Rule 13d-1(d)



                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 439902107
Page 2 of 6 Pages
- ----------------------------------------------------
----------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

         GINTEL ASSET MANAGEMENT, INC.
         IRS #06-0871969


- ----------------------------------------------------
----------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP     (a)     [ ]


(b)     [X]
         GINTEL ASSET MANAGEMENT, INC. 910,000
- ----------------------------------------------------
----------------------------
3)       SEC USE ONLY


- ----------------------------------------------------
----------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

- ----------------------------------------------------
----------------------------
                               5)     SOLE VOTING
POWER
                                      910,000
         NUMBER                -----------------------
--------------------------
         OF                    6)     SHARED VOTING
POWER
         SHARES
         BENEFICIALLY          -----------------------
--------------------------
         OWNED BY              7)     SOLE DISPOSITIVE
POWER
         EACH                         910,000
         REPORTING             -----------------------
--------------------------
         PERSON                8)     SHARED
DISPOSITIVE POWER
         WITH

- ----------------------------------------------------
----------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
         PERSON

         910,000
- ----------------------------------------------------
----------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN
         SHARES
[ ]

- ----------------------------------------------------
----------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
         15.47%

- ----------------------------------------------------
----------------------------
12)      TYPE OF REPORTING PERSON
         IA
- ----------------------------------------------------
----------------------------

SCHEDULE 13G

Item 1(a). Name of Issuer:

Horizon Pharmacies, Inc.

Item 1(b). Address of Issuer's Principal Executive
Offices:

501 West Main
Denison, TX  75020

Item 2(a). Name of Person Filing:

GINTEL ASSET MANAGEMENT, INC.

Item 2(b). Address of Principal Business Office or, if
None, Residence:

6 Greenwich Office Park
Greenwich, CT  06831

Item 2(c). Citizenship:

CONNECTICUT CORPORATION

Item 2(d). Title of Class of Securities:

Common Stock $.01 par value

Item 2(e). CUSIP Number:

439902107

Item 3.   If  this  statement  is  filed  pursuant  to
ss.ss.240.13d-1(b),   or
          240.13d-2(b) or (c), check whether the
person filing is a:

          (a)|_|    Broker or Dealer  Registered Under
Section 15 of the Act (15
                    U.S.C. 78o)

          (b)|_|    Bank as  defined  in  section
3(a)(6) of the Act (15 U.S.C.
                    78c)

          (c)|_|    Insurance  Company as defined in
section 3(a)(19) of the Act
                    (15 U.S.C. 78c)

          (d)|_|    Investment   Company  registered
under  section  8  of  the
                    Investment Company Act of 1940 (15
U.S.C. 80a-8)

          (e)|X|    Investment       Adviser      in
accordance       with
                    ss.240.13d-1(b)(1)(ii)(E)


                                Page 3 of 5 Pages

          (f)|_|    Employee  benefit plan or
endowment fund in accordance  with
                    ss.240.13d-1(b)(1)(ii)(F)

          (g)|_|    Parent Holding  Company or control
person in accordance with
                    ss.240.13d-1(b)(ii)(G)

          (h)|_|    Savings  Association  as defined
in ss.3(b) of the  Federal
                    Deposit Insurance Act (12 U.S.C.
1813)

          (i)|_|    Church  plan  that is  excluded
from the  definition  of an
                    investment  company  under
ss.3(c)(15)  of  the  Investment
                    Company Act of 1940 (15 U.S.C.
80a-3)

          (j)|_|    Group, in accordance with
ss.240.13d-1(b)(ii)(J)

Item 4.    Ownership.

Mr. Robert M. Gintel,  Chief  Executive  Officer and
100%  shareholder of Gintel
Asset Managment, Inc., is also controlling partner of Gintel & Co. Limited
Partnership and, Owner of TransAqua L.L.C., and senior member of Gintel Equity
Managment, L.L.C., which acts as investment advisor to Gintel Partners Fund.

          (a)       Amount beneficially owned: 910,000

          (b)       Percent of class: 15.47%

          (c)       Number of shares as to which such
person has:

                    (i)       Sole power to vote or to
direct the vote: 910,000

                    (ii)      Shared power to vote or
to direct the vote: -0-

                    (iii)     Sole power to dispose or
to direct the disposition
                              of: 910,000

                    (iv)      Shared   power  to
dispose   or  to  direct  the
                              disposition of: -0-



                               Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

N/A


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A


Item 7. Identification and Classification of the
Subsidiary Which Acquired
        the Security Being Reported on by the Parent
Holding Company.

N/A


Item 8.    Identification and Classification of
Members of the Group.

N/A


Item 9.    Notice of Dissolution of Group.

N/A


Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Statement is true, complete and correct.


                                             GINTEL
ASSET MANAGEMENT, INC.


                                             /s/
Stephen G. Stavrides
                                             ---------
-------------------
                                             BY:
Stephen G. Stavrides

President



DATE: FEBRUARY 10, 2000





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